UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 10063 / April 5, 2016

Admin. Proc. File No. 3-17010

In the Matter of
the Registration Statement of

Scription Work Solutions, Inc.
(f/k/a Transtech Solutions, Inc.)
848 N. Rainbow Blvd., Unit 1175
Las Vegas, NV 89107

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Scription Work Solutions, Inc. (f/k/a Transtech
Solutions, Inc.), and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Scription Work Solutions, Inc. (f/k/a Transtech
Solutions, Inc.).[2] The order contained in that decision is hereby declared effective. The initial
decision ordered that, pursuant to Section 8(d) of the Securities Act of 1933, the effectiveness of
the registration statement filed by Scription Work Solutions, Inc. (f/k/a Transtech Solutions,
Inc.), is suspended.

For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Scription Work Sol., Inc. (f/k/a Transtech Sol., Inc.),* Initial Decision Release No. 955 (Feb.
9, 2016), 113 SEC Docket 09, 2016 WL 492236.

INITIAL DECISION RELEASE NO. 955
ADMINISTRATIVE PROCEEDING
FILE NO. 3-17010

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Registration Statement of Scription Work Solutions, Inc. (f/k/a Transtech Solutions, Inc.) 848 N. Rainbow Blvd., Unit 1175 Las Vegas, NV 89107	INITIAL DECISION ON DEFAULT February 9, 2016

APPEARANCES: Christine Nestor and Gary Miller for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

Background

On March 29, 2013, Scription Work Solutions, Inc. (f/k/a Transtech Solutions, Inc.), filed a Form S-1 registration statement with the Securities and Exchange Commission and it filed successive amendments to the form on May 10, 2013, June 28, 2013, twice on October 7, 2013, November 1, 2013, November 25, 2013, and January 21, 2014 (collectively, the registration statement).[1] The filing is intended to register the offer and sale of 20 million common shares. Scription Work Form S-1.

On December 21, 2015, the Commission issued an order fixing time and place of public hearing and instituting proceedings pursuant to Section 8(d) of the Securities Act of 1933 (OIP). *Scription Work Sols., Inc.*, Securities Act Release No. 9994, 2015 SEC LEXIS 5270. According to the OIP, the registration statement has not been declared effective. *Id.* at 1.

On December 29, 2015, the Division of Enforcement filed an affidavit of service showing that a copy of the OIP was personally served on Scription Work's registered agent in Las Vegas, Nevada, on December 23, 2015, in accordance with 15 U.S.C. § 77h(d) and 17 C.F.R.

[1] I take official notice of Scription Work's filings with the Commission. 17 C.F.R. § 201.323; http://www.sec.gov/edgar/searchedgar/webusers.htm.

§ 201.141(a)(2)(ii).[2]   The OIP required Scription Work to file an answer within ten days after service of the OIP and ordered a public hearing to take place on January 7, 2016. OIP at 3.

The OIP alleges that Scription Work is a revoked Nevada corporation headquartered in Las Vegas, Nevada, and that it is delinquent in its annual filing fee obligations and submission of its list of officers because it has not paid filing fees nor submitted its list of officers from July 31, 2015, to the present.   The OIP alleges further that Scription Work's registration statement includes untrue statements of material facts and omits to state material facts necessary to make the statements made not misleading.

According to the OIP, the allegedly false material statements and omissions include the representation that Scription Work has a sole officer and director and that "[w]e currently rely on [our sole officer and director] to manage all aspects of our business," when in fact, Scription Work "has undisclosed control persons and/or promoters, who are different than the sole officer and director listed in the Registration Statement." The OIP alleges that one of the undisclosed control persons and/or promoters:

i.   drafted Scription Work's Form S-1, and communicated with the law firm that facilitated the filing of the registration statement by providing it with draft responses to the Commission staff's comments to the registration statement;

ii.   interacted with Scription Work's auditors regarding its financial statements;

iii.   provided false consulting invoices to Scription Work's auditors; and

iv.   has custody and control of Scription Work's corporate records.

The OIP also represents that the registration statement states that Scription Work is engaged in "Phase 1" of a two-phase business plan including expenditures related to incorporation and drafting a business plan and the acquisition of additional funding, and that this information is false and misleading because Scription Work's sole officer and director improperly withdrew $25,000 from its bank account to fund one of his other medical transcription businesses.

The OIP's final allegation is that Scription Work's registration statement made false and misleading representations that since 2001, its sole officer and director "has been a Senior Partner at 'mypharmacard'" and "his experience working in the medical industry with 'mypharmacare' will assist Scription Work Solutions, Inc. and grow the business," when, in fact, neither mypharmacard nor mypharmacare exist.

On January 6, 2016, the Division filed a motion and memorandum of law supporting entry of stop order by default against Scription Work with Exhibits A through I.[3] Exhibit A is the affidavit of service of the OIP; Exhibit B is a page from the Nevada Secretary of State

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[2]   On the same date, the Division gave notice to Scription Work that the investigative file was available for inspection and copying as required by the Commission's Rules of Practice. *See* 17 C.F.R. § 201.230.

[3]   The default motion corrects the OIP, which erroneously stated that an additional amendment to the Form S-1 was filed on June 5, 2013. Default Motion at 3; OIP at 1.

website showing Scription Work's revoked status; Exhibit C is Scription Work's registration statement and amendments; Exhibit D is a series of emails between Faiyaz Dean of Dean Law Corp., Amrit Hayer, Andy Jagpal, and Paul Kwon; Exhibit E is a series of emails between Kenne Ruan, CPA, and Kwon[4]; Exhibit F is portions of the sworn testimony of Christopher Weinhaupl on August 21, 2014; Exhibit G is invoices from Weinhaupl to Scription Work totaling $25,000; Exhibit H is copies of Scription Work's balance sheet and general ledger as of December 31, 2013; and Exhibit I is copies of Scription Work's bank account statements at Wells Fargo for November and December 2013.

Scription Work did not appear at the January 7, 2016, hearing at which Division counsel answered questions and explained the contents and relevance of each exhibit. The Division stated at the hearing that it has not received any communications from Scription Work.

Findings of Fact

Scription Work is in default for failing to file an answer, participate in the hearing on January 7, 2016, respond to the Division's dispositive default motion, or otherwise defend the proceeding.[5] 17 C.F.R. § 201.155(a). I find the allegations in the OIP to be true. *Id*. I grant the default motion and take official notice of Exhibits B and C, and allow Exhibits A and D through I into evidence.[6] 17 C.F.R. §§ 201.111, .320, .323. I applied preponderance of the evidence as the standard of proof. *See Steadman v. SEC*, 450 U.S. 91, 101-04 (1981).

Scription Work is a revoked Nevada corporation with a registered agent in Nevada.[7] OIP at 1; Ex. B. Many material representations in the registration statement it filed were false. For example, its registration statement represented that Christopher Weinhaupl "is currently our sole officer and director, [and] founded our Company."[8] Ex. C at 5. The registration statement also falsely represented that "[w]e are dependent on our CEO, Mr. Christopher Weinhaupl, to guide our initial operations and implement our plan of operations," that "[t]o date, our founder, Christopher Weinhaupl, has conducted all operations," and that "[w]e currently rely on Mr. Weinhaupl, to manage all aspects of our business." *Id.* at 12, 26, 29.

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[4] The totality of the evidence shows that Paul Kwon is the person identified as Paul in some exhibits, including Exhibit E. *See* Ex. E; Ex. F at 26-28.

[5] Oppositions to a motion are due within five days of service of the motion. 17 C.F.R. § 201.154(b). The certificate of service on the default motion shows it was served on Scription Work and its registered agent by UPS overnight mail and U.S. mail on January 6, 2016.

[6] I will cite to material in evidence as "Ex. __." When the exhibit has a page number or a Bates number, I will use that number. Some exhibits have neither.

[7] Scription Work described itself as a shell company and as an "Emerging Growth Company" as defined in the Jumpstart Our Business Startups Act. Ex. C at 3, 18.

[8] The website for the Nevada Secretary of State gives Weinhaupl's address as 47 Sundown Green Street, Calgary, Canada, and states he is Scription Work's President, Secretary, Treasurer and Director. Ex. B.

The registration statement also represents that:

Christopher Weinhaupl holds ownership and founder of Canadapack a North American cross border Logistics Company, "mypharmacard" a payment processor solution for web based Pharma companies, and "Superframe" an Internet DSL bonding technology for the SMB market.

Id. at 28. It further represents that he has additional experience in the medical industry with a company called "mypharmacare." *Id.* at 27.

Weinhaupl testified that Scription Work hired Paul Kwon in the spring of 2013, at the suggestion of a friend, Andy Jagpal, and another person, last name Rai, "so that Scription could go public," and that Weinhaupl knew very little about the registration statement or the registration process. Ex. F at 26-28, 71; *see generally id.* at 102-05, 110, 116-17, 132-34. Kwon had access to all of Scription Work's records, Kwon kept Scription Work's documents electronically, and he and others not identified in the registration statement made the decisions reflected in the filing. Ex. D at 2975, 5251; Ex. E at 977-98; Ex. F at 26-28.

A large number of emails were sent in March through November 2013 between Amrit Hayer, Jagpal, Faiyaz Dean, Scription Work's attorney, and Kwon. Ex. D. The emails concerned Kwon's efforts to file the Form S-1, to respond to inquiries from the Commission's staff for information that resulted in filed amendments, and to complete the company's corporate name change in Nevada. OIP at 2; Ex. D. The registration statement does not identify any of these persons or promoters. OIP at 2.

The March through November 2013 emails give no indication that Weinhaupl was involved in making any of the decisions as to representations in the registration statement. Ex. D. Weinhaupl was copied on only one email from the Commission's staff documents sent in response to the subpoena to Scription Work. *Id.* at 5134.

Similarly, a smaller number of emails in May 2013 between Kenne Ruan, CPA, and Kwon concerned putting together financials for Scription Work.[9] Ex. E. In an email dated May 13, 2013, to Ruan, Kwon stated that "[f]irst and foremost, I apologize for filing before we had your consent. The filing is my responsibility, and I should have waited for your review and consent prior to filing." *Id.* at 977. Later the same day, Kwon emailed Ruan, "[i]t seems in our haste to file our amendment, we overlooked some glaring errors in our S-1 financials section." *Id.* at 976. None of these emails show they were sent or received by Weinhaupl.

Weinhaupl testified that he had heard the name Dean Law Corp., but neither recalled the context nor that the law firm had been retained by Scription Work. Ex. F at 104. Weinhaupl also testified that it was Kwon who compiled documents responsive to the Commission staff's

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[9] Despite originating from an address associated with Weinhaupl's name, the Scription Work email address used in these emails was not one of three email addresses that Weinhaupl testified he used, and emails from the address were signed by "Paul." Ex. E; Ex. F at 29, 130-31.

investigative subpoena, and Jagpal who funded the associated legal fees. *Id.* at 32-33, 70-71. Weinhaupl had not read Scription Work's Plan of Operation in the Form S-1 before he gave sworn testimony on August 21, 2014. *Id.* at 110. He testified that plans for the mypharmacard business as a payment processor solution for web based Pharma companies was an idea that did not go anywhere so the statement in the registration was not true. *Id.* at 112-14. He suggested that "Paul Kwon might have clipped it from a document that [Weinhaupl] might have provided that's out of date." *Id.* at 112. Weinhaupl had never heard of mypharmacare. *Id.* at 113.

Weinhaupl put money into Scription Work and holds 10 million shares, but he could not recall if Scription Work issued him those shares for a value of $10,000 on August 26, 2011. *Id.* at 116. Weinhaupl also could not recall if he received 20.1 million shares of Scription Work for a value of $20,100 on September 4, 2012. *Id.* at 116-17. Weinhaupl authorized the issuance of 30.1 million Scription Work shares to himself. *Id.* at 137.

Weinhaupl withdrew a total of $25,000 in Scription Work funds to pay bills for another company and did not tell anyone. *Id.* at 142-46; Ex. I at 417, 422. False invoices were sent to Scription Work's auditors[10] which characterized the withdrawn amounts as "Corporate Consulting Services," and as a result Scription Work's balance sheet and general ledger falsely showed these withdrawals as consulting fees. Ex. F at 145-46, 149; Ex. G; Ex. H. The registration statement did not disclose the withdrawals, and instead represented that Scription Work was in the process of raising additional funding. Ex. C at 26.

Conclusions of Law

Section 8(d) of the Securities Act states:

> If it appears to the Commission at any time that the registration statement includes any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, the Commission may, after notice by personal service or the sending of confirmed telegraphic notice, and after opportunity for hearing (at a time fixed by the Commission) within fifteen days after such notice by personal service or the sending of such telegraphic notice, issue a stop order suspending the effectiveness of the registration statement.

15 U.S.C. § 77h(d).

"[T]he essential purpose of [a registration statement] is to 'protect investors by promoting full disclosure of information thought necessary to informed investment decisions.'" *The Application of mPhase Techs., Inc*., Exchange Act Release No. 74187, 2015 SEC LEXIS 398, at *22 (Feb. 2, 2015) (citing *The Application of World Trade Fin. Corp.*, Exchange Act Release No. 66114, 2012 WL 32121, at *7 (Jan. 6, 2012)). "Information in a registration statement is material when there is a substantial likelihood that a reasonable investor would attach importance

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[10] Weinhaupl testified that he had not seen the invoices prior to his testimony, and he suggested that Kwon might know who directed their creation. Ex. F. at 145-46, 149.

to it in determining whether to purchase the security in question." *Petrofab Int'l, Inc.*, Securities Act Release No. 6769, 1988 SEC LEXIS 782, at *16 (Apr. 20, 1988) (citing *TSC Indus., Inc. v. Norway, Inc.*, 426 U.S. 438, 449 (1976)); *see* 17 C.F.R. § 230.405 (defining a material fact as one to which "there is a substantial likelihood that a reasonable investor would attach importance in determining whether to purchase the security").

The overwhelming evidence shows that Scription Work's registration statement contains untrue statements of material fact and omits material facts necessary to make the document not misleading. First, the registration statement greatly overstates Weinhaupl's role in the company. It also neglects to disclose the involvement of Kwon, Hayer, and Jagpal, thereby failing to provide a complete answer to Item 11(n) of Scription Work's Form S-1, which requires a registrant to furnish the information required by Item 404 of Regulation S-K, including the identity of any promoter or control person that the registrant had within the last five fiscal years.[11] *See* Item 11(n) of Form S-1; 17 C.F.R. § 229.404. Both courts and the Commission have held that failure to disclose promoters' and control persons' participation in an issuer's formation, offering, and operations constitutes a material omission. *See SEC v. Fehn*, 97 F.3d 1276, 1290 (9th Cir 1996); *The Registration Statement of Hughes Capital Corp.*, Securities Act Release No. 6725, 1987 SEC LEXIS 4158, at *18-19 (July 20, 1987); *Am. Fin. Co.*, Securities Act Release No. 4465, 1962 SEC LEXIS 632, at *5 (Mar. 19, 1962); *Hart Oil Corp.*, Securities Act Release No. 4147, 1959 SEC LEXIS 33, at *4-5 (Oct. 9, 1959). Finally, the registration statement omits material information and contains materially false and misleading information about Weinhaupl's employment history and Scription Work's business activities. Issuance of a stop order is plainly appropriate in light of these numerous misrepresentations and omissions.

Order

Pursuant to Section 8(d) of the Securities Act of 1933, I ORDER that the effectiveness of the registration statement filed by Scription Work Solutions, Inc. (f/k/a Transtech Solutions, Inc.) be, and hereby is, suspended.

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360. *See* 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111. *See* 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occurs, the initial decision shall not become final as to that party.

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[11] A promoter includes "[a]ny person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer." 17 C.F.R. § 230.405. Control is defined to mean "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person." *Id.*

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge